Filed by Teva Pharmaceutical Industries Ltd.

(Commission File No. 001-16174) pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Mylan N.V.

Commission File No.: 333-199861

Teva Customer / Supplier / Partner Talking Points

What we announced:

•	Recently Teva announced a proposal to acquire Mylan.

•	We believe this is a highly compelling proposal that would create considerable value for the stakeholders of both companies – including you, our valued [customer / supplier / partner].

•	By combining the strengths of Teva and Mylan, we would create an industry leading company, well positioned to transform the global generics space.

•	This will further enable us to transform the industry through a unique and differentiated business model, leveraging significant assets and capabilities in specialty and generics, as well as the intersection of the two.

•	This differentiated business model will address significant trends and discontinuities that prevail today among patients and healthcare systems around the world.

•	We would leverage the combined company’s significantly more efficient and advanced infrastructure, with enhanced scale, production network, end-to-end product portfolio, commercialization capabilities and geographic reach.

•	Together, we would be in a position to better serve our combined customers around the world. As one company, we would have:

•	An even more efficient, flexible and competitive global platform with industry-leading go-to-market capabilities;

•	The broadest portfolio in the industry with a combined pipeline of over 400 pending ANDAs and over 80 first-to-files in the U.S.

•	The capabilities and technologies to focus on more complex, hard-to-produce durable products, delivering better value and accessibility, while improving adherence and compliance;

•	The most advanced R&D capabilities in the generics industry and the world’s leading integrated API division; and leading positions in our specialty therapeutic areas of focus: multiple sclerosis, respiratory, pain, migraine, movement disorders and allergy therapeutics.

•	In short, we believe this combination will make us an even stronger partner to you.

What this means for customers/suppliers:

•	While we feel strongly about the compelling rationale for combining our companies, we have not yet reached an agreement.

•	We look forward to working constructively with Mylan so that we can move forward and quickly realize the benefits of this combination.

•	Importantly, today’s announcement will have no effect on how we conduct business with you, and it is business as usual for all of us at Teva.

•	We value your [business / partnership] and want to assure you that, as always, we remain 100% committed to our [customers / suppliers / partners].

•	We remain as focused as ever on continually improving the products and service you have come to trust and expect from Teva.

Conclusion:

•	We will keep you informed of important developments as this process progresses.

•	As always, you should always feel free to contact me with any questions you may have.

•	Thank you for your continued relationship with Teva and we will always work hard to provide high-quality medicines.

Safe Harbor Statement

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are based on management’s current beliefs and expectations and involve a number of assumptions, known and unknown risks and uncertainties that change over time and could cause future results, performance or achievements to differ materially from the results, performance or achievements expressed or implied by such forward-looking statements. These assumptions, known and unknown risks and uncertainties include, but are not limited to, those discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”), and those relating to Mylan’s business, as detailed from time to time in Mylan’s filings with the SEC, which factors are incorporated herein by reference. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “will,” “would,” “could,” “should,” “may,” “plans” and similar expressions. All statements, other than statements of historical fact, are statements that could be deemed to be forward-looking statements, including statements about the proposed acquisition of Mylan, the financing of the proposed transaction, the expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Important factors that could cause actual results, performance or achievements to differ materially from the forward-looking statements we make in this communication include, but are not limited to: the ultimate outcome of any possible transaction between Teva and Mylan, including the possibility that no transaction between Teva and Mylan will be effected or that a transaction will be pursued on different terms and conditions; the effects of the business combination of Teva and Mylan, including the combined company’s future financial condition, operating results, strategy and plans; uncertainties as to the timing of the transaction; the possibility that the expected benefits of the transaction and the integration of our operations with Mylan’s operations (including any expected synergies) will not be fully realized by us or may take longer to realize than expected; adverse effects on the market price of Teva’s or Mylan’s shares, including negative effects of this communication or the consummation of the possible transaction; the ability to obtain regulatory approvals on the terms proposed or expected and satisfy other conditions to the offer, including any necessary stockholder approval, in each case, on a timely basis; our and Mylan’s ability to comply with all covenants in our or its current or future indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of other obligations under cross default provisions; our and Mylan’s exposure to currency fluctuations and restrictions as well as credit risks; the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement; uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based medicines; the impact of competition from other market participants; adverse effects of political or economic instability, corruption, major hostilities or acts of terrorism on our or Mylan’s significant worldwide operations; other risks, uncertainties and other factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the SEC; and the risks and uncertainties and other factors detailed in Mylan’s reports and documents filed with the SEC. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

This communication is for informational purposes only and does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Teva has made for a business combination transaction with Mylan. In furtherance of this proposal and subject to future developments, Teva and Mylan may file one or more proxy statements, registration statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Teva and/or Mylan have filed or may file with the SEC in connection with the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders. Investors and security holders may obtain free copies of this communication, any proxy statement, registration statement, prospectus and other documents (in each case, if and when available) filed with the SEC by Teva through the web site maintained by the SEC at http://www.sec.gov.